Terrance James Reilly

D 215.981.4689

terrance.reilly@troutman.com

December 17, 2021

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      MDP Low Volatility Fund

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On behalf of Valued Advisers Trust (the “Trust”), attached herewith for filing pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended (the “Securities Act”), please find Post-Effective Amendment No. 360 to the Trust’s Registration Statement on Form N-1A (“PEA No. 360”).

PEA No. 360 relates only to the Trust’s series of shares named “MDP Low Volatility Fund” (the “Fund”).

PEA No. 360 is being filed to register Class A Shares and Class I Shares of the Fund.

If you have any questions or comments with respect to PEA No. 360, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:        Adam Kornegay, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Enclosure